UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ATA Inc.

(Name of Issuer)

Common Shares, $0.01 par value per share*

American Depositary Shares

(Title of Class of Securities)

00211V106**

(CUSIP Number)

November 15, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

* Not for trading, but only in connection with the registration of American Depositary Shares, each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211V106	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamic Fame Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 188,000 common shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 188,000 common shares
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,000 common shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Dynamic Fame Limited is a wholly owned subsidiary of Alpha Advantage Global Limited.

(2)	Based on 48,436,886 outstanding common shares as of June 22, 2017, as reported in the issuer’s annual report on Form 20-F filed with the SEC on June 29, 2017.

CUSIP No. 00211V106	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Advantage Global Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,717,100 common shares (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,717,100 common shares (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,717,100 common shares (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Alpha Advantage Global Limited (“Alpha Advantage”) is 100% owned by Zhao Jiangong.

(2)	Includes 188,000 common shares owned by Dynamic Fame Limited, a wholly owned subsidiary of Alpha Advantage, and 2,264,550 American Depositary Shares representing 4,529,100 common shares owned by Alpha Advantage.

(3)	Based on 48,436,886 outstanding common shares as of June 22, 2017, as reported in the issuer’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2017.

CUSIP No. 00211V106	Schedule 13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhao Jiangong (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,717,100 common shares (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,717,100 common shares (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,717,100 common shares (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7% (3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Zhao Jiangong owns 100% of the outstanding securities of Alpha Advantage.

(2)	Includes 188,000 common shares owned by Dynamic Fame Limited, a wholly owned subsidiary of Alpha Advantage, and 2,264,550 American Depositary Shares representing 4,529,100 common shares owned by Alpha Advantage.

(3)	Based on 48,436,886 outstanding common shares as of June 22, 2017, as reported in the issuer’s annual report on Form 20-F filed with the SEC on June 29, 2017.

CUSIP No. 00211V106	Schedule 13G

Item 1.

(a)	Name of Issuer ATA, Inc.

(b)	Address of Issuer’s Principal Executive Offices 1/F East Gate, Building No. 2, Jian Wai SoHo, No. 39, Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Item 2.

(a)	Name of Person Filing (i) Alpha Advantage (ii) Zhao Jiangong (iii) Dynamic Fame Limited

(b)

Address of the Principal Office or, if none, residence
(i)    With respect to Alpha Advantage:

Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110, British Virgin Islands

(ii)    With respect to Zhao Jiangong:

19/F Chinachem Tower

34-37 Connaught Road Central

Hong Kong

(iii)   With respect to Dynamic Fame Limited:

Office 1601, 16/F

31 Queen’s Road Central

Hong Kong

(c)	Citizenship (i) With respect to Alpha Advantage: British Virgin Islands (ii) With respect to Zhao Jiangong: Hong Kong China (iii) With respect to Dynamic Fame Limited: British Virgin Islands

(d)	Title of Class of Securities Common shares, par value $0.01 American Depositary Shares, each representing two common shares

(e)	CUSIP Number 00211V106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 00211V106	Schedule 13G

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K.).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,717,100 common shares (1)

(b)	Percent of class: 9.7% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 4,717,100 common shares (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of 4,717,100 common shares (1)

(iv)	Shared power to dispose or to direct the disposition of: 0.

(1) Represents securities owned by Dynamic Fame Limited (a wholly owned subsidiary of Alpha Advantage) and Alpha Advantage, which is 100% owned by Zhao Jiangong. Dynamic Fame Limited owns 188,000 common shares and Alpha Advantage owns 2,264,550 American Depositary Shares (representing 4,529,100 common shares).

(2) Based on 48,436,886 outstanding common shares as of June 22, 2017, as reported in the issuer’s annual report on Form 20-F filed with the SEC on June 29, 2017.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

CUSIP No. 00211V106	Schedule 13G

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2018

ALPHA ADVANTAGE GLOBAL LIMITED

By:	/s/ Zhao Jiangong
Name:	Zhao Jiangong
Title:	Authorized Signatory of Alpha Advantage Global Limited

DYNAMIC FAME LIMITED

By:	/s/ Zhao Jiangong
Name:	Zhao Jiangong
Title:	Authorized Signatory of Dynamic Fame Limited